2009 Ontario Budget

                                   CHAPTER I

                           CONFRONTING THE CHALLENGE:
                       BUILDING ONTARIO'S ECONOMIC FUTURE

INTRODUCTION

     The current global economic crisis is hurting Ontario families, communities and businesses.  The financial credit crisis has triggered serious economic difficulties  around the globe.  Most of the world's  major  economies  are expected  to be in  recession  in 2009,  and the United  States,  Ontario's largest trading partner, is struggling through a severe downturn. Ontario's manufacturing  sector —  especially the automotive and  resource-based industries  — has been particularly hard hit by the U.S. credit crunch and the resulting drop in demand.

[Chart 1, bar graph: World Real GDP Growth]

     The  global  economic  outlook  has  deteriorated  significantly  in recent months.  Every G7 economy has  declined  sharply.  According  to  Consensus
     Economics,  world gross domestic  product (GDP) is projected to decline 1.6 per cent in 2009.

[Chart 2, bar graph:  U.S. Real  Business  Investment  and Personal  Consumption
Expenditure Growth]

     The U.S. economy —  critically important to Ontario as the destination for  most of its  exports  —  is in the  midst  of one of its  deepest downturns.  U.S.  housing  starts and new home sales have reached  all-time record  lows while  existing  home sales and prices  continue  to  decline.
     Foreclosure rates for residential mortgages continue to climb, leading to a further tightening in bank lending standards. Job losses and tighter credit conditions  have led to reductions in consumer  spending,  particularly  on durable goods such as autos.

     In  2007-08,  the most  recent  year for which  data is  available  for all jurisdictions, Ontario's net debt-to-GDP level was below the median for the provinces and the federal government.

[Chart 3, bar graph: Net Debt-to-GDP Provincial Comparison]

     Ontario's  prudent  fiscal  management  has  allowed  it to reduce  its net debt-to-GDP  from a peak of 32.9  per cent in  1999-00  to 25.1 per cent in
     2008-09. The Province's 2008-09 deficit relative to the size of its economy is one of the lowest of the  industrialized  jurisdictions  affected by the global economic crisis.  The Ontario  government is well positioned to take action to provide jobs for today and for the future.

[Chart 4, bar graph: Real GDP Growth]

     Ontario  is not immune to the global  downturn.  Ontario's  economy is in a recession  that is  expected  to  persist  through  the first half of 2009.
     Ontario's  employment loss was less than that of  neighbouring  Great Lakes
     States and well below  that of the U.S.  economy as a whole.  Growth in the global  economy is expected to resume  within the next year,  partly due to the  aggressive  fiscal and monetary  actions of national  governments  and central  banks around the world.  According to Consensus  Economics,  world growth is  projected  to rebound to 2.1 per cent in 2010 with growth in all
     G7 countries.  The U.S.  economy is expected to lead the global  turnaround with growth  projected to start improving in the third quarter of 2009. The
     Ontario economy is expected to follow the same recovery pattern as the U.S.
     economy with growth  projected to resume during the second half of 2009 and to gain momentum in 2010 and 2011.

[Chart 5, bar graph: Widespread Job Loss]

     These  conditions  have created real challenges for Ontarians and underline the need for the Province to protect  families and  businesses now and be a leader in the economy of the  future.  Ontario  must  continue to build the foundations for  sustainable  future job creation and economic growth so it can  continue  to invest in the public  services  that  Ontarians  want and deserve.

     Despite the recent  economic  numbers,  the economy has created 325,700 net new jobs since 2003.  During the last five years,  the government has taken
     important   steps  to  help   families  and   businesses  by  building  and
     strengthening  Ontario's  public  services,  such as universal health care,
     public  education,   infrastructure,   skills  training,  support  for  the
     vulnerable  and  protecting  the  environment.  The  government  has  moved aggressively on its five-point  economic plan,  building solid  foundations for an innovative economy, with a highly skilled and educated workforce.

     In addition  to these  investments,  the  realities  of the current  global economic  crisis call for  immediate  measures to preserve jobs and support
     Ontarians  through  these  challenging  times.  This  Budget  lays  out the government's  strategy  to  preserve  and create jobs today and to position
     Ontario to be more  competitive  tomorrow,  so families and  businesses can take  advantage of the next  generation  of jobs and growth.  This strategy includes:

•    investing in  infrastructure,  skills  training and literacy,  and sector support to preserve and create jobs today;

•    introducing  comprehensive,  competitive  tax reform,  growing the green economy,  accelerating  innovation and attracting investment to help create the jobs of tomorrow;

•    investing  in children  and  families  to help  Ontarians  during  these challenging economic times and to build for the future; and

•    preserving  jobs and protecting  vital public  services  through  prudent fiscal management.

PRESERVING AND CREATING JOBS TODAY

     This Budget  announces  significant  measures  to preserve  and create jobs today.  While these  initiatives  will help  Ontarians  weather the current
     economic   crisis,   they  will  also   contribute   to  Ontario's   future
     competitiveness by enhancing the province's  infrastructure base, investing in the skills and  knowledge of Ontario's  workforce,  and  supporting  key sectors.

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INITIATIVES TO STIMULATE THE ECONOMY — PRESERVING AND CREATING JOBS TODAY

o    In this Budget, the government is making  significant  investments over the next two years to  stimulate  economic  growth and help  Ontario  families.
     Proposed initiatives include:

o    providing  $32.5  billion  for  infrastructure  projects  over the next two years,  supporting an estimated 146,000 jobs in 2009-10 and 168,000 jobs in
     2010-11;

o    increasing  spending  on summer jobs for youth by 57 per cent to nearly $90 million in 2009, helping over 100,000 young people this summer;

o    providing nearly $700 million more over two years for a series of measures, including new or expanded skills training and literacy  initiatives to help workers get the skills they need for the jobs of tomorrow;

o    providing  nearly  $130  million  over three  years in new  support for the agriculture, mining and forest products sectors;

o    providing  more than $300  million in 2009-10 and  2010-11 in new  targeted business tax relief to foster innovation and the entertainment and creative sector;

o    providing an additional  investment of more than $400 million over the next three years to accelerate the phase-in of the Ontario Child Benefit; and

o    increasing the adult basic needs and maximum  shelter  allowances in social assistance by two per cent.

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     Smart Stimulus

     The global economic  downturn has led to coordinated  action by governments around the world to spur an economic  recovery.  The American  Recovery and
     Reinvestment  Act of 2009 provides US$789 billion in fiscal stimulus to the
     U.S. economy. With significant job losses, central-bank interest rates near zero, and falling consumer demand, the case for stimulus is strong.

     National  governments  have played their part in advancing  stimulus plans, but other levels of  government  can also play a role in helping  economies turn the corner to recovery.  As Canada's  largest  province,  Ontario will play its part in helping the economy recover. As such, this Budget includes significant  fiscal stimulus —  actions that build on the considerable investments  the  Province  has  consistently  been making since before the beginning of the economic downturn.

     Ontario  believes that stimulus must be smart.  Ontario's  stimulus plan is not only  significant  in size;  it is designed to be highly  effective  in restoring growth, and in saving and creating jobs. The government's actions meet the following key criteria:

     o    Timely — The government will build on its strong record of making
          significant,   timely   infrastructure   investments,    focusing   on
          quick-start  projects.  It will also provide  relief for families that will take effect quickly, when it is needed.

     o    Targeted — The government's strategic investments will ensure the maximum yield in jobs and economic  activity for each taxpayer  dollar spent.  Two key aspects of  Ontario's  stimulus  plan,  infrastructure investments and help for low-income  Ontarians,  have high "multiplier effects."

     o    Temporary — The government's  plan consists largely of short-term strategic  investments that will preserve and create jobs today, while preserving future fiscal flexibility.

     o    Fiscally  responsible — The short-term nature of a large majority of the  government's  new  capital  investments  allows for a prudent, realistic plan to return to balance by 2015-16.

     o    Help for the  vulnerable  —  Through  significant  investments in training,  the government will provide help for laid-off workers,  new
          Canadians  and  other  groups  most  affected  by  the  downturn.   By
          accelerating  the Ontario  Child  Benefit and helping  those on social
          assistance,   the  government   will  also  provide  timely  help  for
          low-income Ontarians.

     o    Strengthen Ontario's future —  Ontario's stimulus plan will pay a double dividend  —  positioning the province for the future while restoring the economy today.  Investments in transit, higher learning, social  housing,  the green  economy and other key areas will not only create jobs today;  they will ensure Ontario  emerges from the current downturn stronger than ever.

[Chart 6. bar graph: Per Capita Change in Public Infrastructure]

     Infrastructure

     Infrastructure  investments  provide  jobs  in the  short  term  and  build foundations for tomorrow —  moving people,  goods and ideas faster and more efficiently.  Investing in infrastructure  has been a critical part of the government's  five-point economic plan. The government's  ambitious $30 billion ReNew Ontario  investment plan will be completed in 2008-09, a full year  ahead  of  schedule,  and  has  helped  to  address  the  significant infrastructure deficit that built up over the three decades prior to 2003.

     Projects such as the expanded crossing at the Queenston-Lewiston  Bridge in
     Niagara, the new international truck route in Sault Ste. Marie, and the new high-occupancy  vehicle (HOV) lanes on Highways 403 and 404 have all helped to improve Ontario's  transportation  network.  These  investments  enhance
     Ontario's long-term competitiveness by lowering business costs and boosting productivity, while improving the quality of life of Ontarians.

     At the same time,  the  Province has been  investing in the  infrastructure that supports the public health care and education  systems  valued so much by Ontarians.  Currently,  the Province has over 40 hospital projects under construction.  More  than 15 of  these  are  expected  to be  completed  in
     2009-10, including Quinte Health Care in Belleville, Trillium Health Centre
     with locations in Mississauga and Toronto, Hamilton Health Sciences General
     Site,  and  Sudbury  Regional   Hospital  Phase  2.  Construction  on  nine
     additional  hospital  projects  is  scheduled  to begin in  2009-10,  and a planned  investment of  approximately  $2 billion over the next three years will  be made to  advance  eHealth  initiatives,  further  modernizing  the province's health care infrastructure.

     In the education  sector,  the Good Places to Learn initiative has invested
     $1.3 billion to support 12,000 renewal  projects at more than 2,500 schools across the province since 2005. At the postsecondary  level, the government
     has  invested  $1.4  billion   through  the  ReNew   Ontario   program  for
     postsecondary  campus  renewal and strategic  capital  projects.  Moreover, investments  in  broadband,  digital  media  and  institutions  such as the
     Perimeter  Institute have enhanced the foundation for innovation within the province, creating a climate for entrepreneurship and job creation.

     Over the past two years the Province has invested in infrastructure  valued at $18 billion,  including a one-time  allocation of $1.1 billion  provided directly to  municipalities  through the  Investing in Ontario  Act.  These investments  supported  more than 85,000 jobs in 2007-08,  and have created and sustained more than 100,000 jobs in 2008-09.

     Last   fall,   the   government    signed   the   Final   Report   of   the
     Provincial-Municipal  Fiscal and Service Delivery Review with its municipal partners,  which  will  provide  them with a net  benefit  of $1.5  billion annually by 2018. The agreement will increase annual ongoing  assistance to municipalities  by over 250 per cent  since  2003,  and allow  them to make further investments in infrastructure and economic development.

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KEY INFRASTRUCTURE PROJECTS UNDERWAY

     Ontario currently has over 30 major infrastructure  projects underway, each worth more than $100 million.  These  projects will  significantly  improve local hospital, justice, highway and transit services.

Selected Major Projects

o    Expansion of Highway 69 to Sudbury to four lanes
o    North Bay Regional Health Centre
o    Expansion of Highway 11 to North Bay to four lanes — final section
o    London Health Sciences Centre and St. Joseph's Health Centre — Phase 2
o    Rail grade separation in west Toronto to improve service on GO Transit's Georgetown line
o    Durham Consolidated Courthouse in Oshawa
o    The Ottawa Hospital Regional Cancer Program (The Ottawa  Hospital/Queensway
     Carleton Hospital)
o    Kingston General Hospital and Cancer Centre for Southeastern Ontario
o    Safety initiatives on Highways 11 and 17 near North Bay and in northwestern
     Ontario u Sunnybrook Health Sciences Centre Bayview M-Wing
o    A new third track in GO Transit's  Lakeshore  West rail corridor to improve train service in GO's busiest corridor
o    Widening of the Queen Elizabeth Way (QEW) through St. Catharines
o    Sioux Lookout Meno Ya Win Health Centre
o    Widening of sections of Highway 401 near Woodstock
o    Roy McMurtry Youth Centre in Brampton

An  estimated  total of  45,000  jobs will be  created  as a result of the above projects.

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     In this Budget, the Province is allocating $15.1 billion for infrastructure initiatives in 2009-10, and a further $17.4 billion in 2010-11. These figures, which include flow-through funding of $5 billion from the federal government, combine for a total of $32.5 billion over the next two years.

     ----------------------------------------------------------------------------------------------------------------
     Infrastructure Expenditures                                                                             Table 1
     ($ Millions)
     ----------------------------------------------------------------------------------------------------------------
                                                                         2009-10 Plan                   2010-11 Plan
                                                       ------------------------------- ------------------------------
     Sector                                                      Total Infrastructure           Total Infrastructure
                                                                         Expenditures                   Expenditures
                                                       ------------------------------- ------------------------------
     Transportation                                                           4,228.4                        4,814.0
     Transit                                                                  1,687.1                        1,505.9
     Highway Construction                                                     1,718.3                        2,034.2
     Windsor Gateway                                                            247.1                          715.0
     Other Transportation(1)                                                    576.0                          558.9

     Health                                                                   3,177.4                        3,912.3
     Hospitals                                                                2,542.8                        3,438.0
     Other Health                                                               634.6                          474.3

     Education                                                                1,849.1                        1,928.9
     School Boards                                                            1,503.6                        1,608.1
     Colleges                                                                   239.9                          248.1
     Universities                                                               105.6                           72.7

     Water/Environment                                                          259.0                          274.2
     Municipal and Local Infrastructure(2)                                      418.5                          431.5
     Justice                                                                    355.6                          819.3
     Other                                                                    1,877.0                        2,350.4

     New Short-Term Stimulus Investments                                      3,430.6                        3,449.8
                                                      ------------------------------- ------------------------------
     Total                                                                   15,595.7                       17,980.3

     Less: Other-Partner Funding(3)                                             501.0                          526.0

     ----------------------------------------------------------------------------------------------------------------
     Total Excluding Partner Funding                                         15,094.7                       17,454.3
     ----------------------------------------------------------------------------------------------------------------

     Less: Flow-Throughs(4)                                                   2,390.0                        2,693.2

     ----------------------------------------------------------------------------------------------------------------
     Total Provincial Expenditure                                            12,704.7                       14,761.1
     ----------------------------------------------------------------------------------------------------------------

     (1)  Other   transportation   includes   planning   activities,    property
          acquisition,  and other infrastructure programs (e.g., municipal/local roads/remote airports).
     (2)  Municipal and local water and  wastewater  infrastructure  investments are included in the Water/Environment sector.
     (3)  Third-party  contributions  to capital  investment in the consolidated sectors (schools, colleges and hospitals).
     (4)  Mostly federal  government  transfers for capital  investments.  Note:
          Numbers may not add due to rounding.

     ----------------------------------------------------------------------------------------------------------------

[Chart 7, bar graph:  Estimated  Jobs Created and  Supported  by  Infrastructure
Investments]

     These  infrastructure  investments  are  expected  to support an  estimated
     146,000  jobs for  Ontarians  in  2009-10,  and a further  168,000  jobs in
     2010-11.  This  will  help  create  jobs in all  regions  of the  province, covering a wide range of skills and  trades.  Skilled  workers  will remain employed,  maintaining a long-term supply of skilled workers in the Ontario economy.

     Key new  initiatives  to create jobs now and in the future,  while boosting
     Ontario's  long-term  competitiveness  and standard of living,  include the following:

     o    Social Housing  Infrastructure:  Together with the federal government, the Province  plans to invest more than $700 million over the next two
          years  to  rehabilitate   social  housing  and  make  it  more  energy
          efficient;  more than  $360  million  to help  create  new  affordable housing for low-income seniors and persons with disabilities; and $175
          million  over  the  next  two  years  to  extend  the   Canada-Ontario
          Affordable Housing Program, which is creating new homes for low-income families,  senior  citizens,  persons living with mental illness,  and victims of domestic violence.

     o    Capital  Investments in Northern and Rural  Ontario:  $273 million for new infrastructure  projects,  including the widening of Highway 11/17 east of Thunder Bay, rehabilitation of bridges and safety improvements on  provincial  highways,  remediation  of the  Mid-Canada  Line radar sites,  improvements  to the  winter  road and  resource  access  road networks and projects at the province's remote airports.  The province
          plans  to  work  with  the  federal   government  to  make  additional
          investments  in some of these  initiatives  so that more  projects can proceed in northern Ontario.

     o    New Highway Projects in Southern Ontario:  $219 million over six years for new highway widening and other  improvements on Highway 7/8 in the
          Kitchener/Waterloo  region, Highway 406 in the Niagara region, Highway
          6 in Guelph and Highway 403 in Brantford.

     o    Investing  in  Communities:  New  stimulus  funding over two years for community infrastructure. By leveraging federal funding, approximately
          $780 million in new funds will be provided for municipal projects such as arenas,  libraries and local  transportation  projects.  This is in addition  to the $1 billion  investment  with  Ontario's  federal  and municipal  partners  already  announced for small  communities to fund projects  such as building a sports and leisure  centre in the Town of
          Bradford  West  Gwillimbury,  replacing the Barber's Bay Bridge in the
          City of Timmins,  and upgrading the Drayton Wastewater Treatment Plant in the Township of Mapleton.

     o    New Medical School  Infrastructure:  $35 million in capital investment to support the creation of an additional 100 medical school spaces.

     o    Funding  for Social  Agencies:  More than $80  million  for over 4,000 projects to undertake repairs and improve security,  accessibility and energy efficiency at social service  facilities used by low-income and vulnerable  Ontarians across the province.  The government invites its federal  partner to  provide  matching  funding so that an  additional
          4,000 projects may be undertaken.

     o    Strengthening Postsecondary Infrastructure: Approximately $780 million in capital funding for Ontario  colleges and universities to modernize facilities  and boost the  Province's  long-term  research  and skills training  capacity.  With leveraged federal funding,  work could begin
          immediately   to   further   renew   the   province's    postsecondary
          infrastructure  and launch  exciting new projects at Ontario  colleges and universities.

     o    Capital   Investments   in  the  Tourism   Sector:   $33  million  for
          revitalization  projects at Huronia  Historical Parks and St. Lawrence
          Parks  Commission  sites,  as well as $8  million  for  infrastructure improvements at Fort William Historical Park.

     o    Research  and  Innovation:  $300  million in  research  infrastructure funding over six years, which could be used to leverage a further $300 million from the Canada  Foundation for Innovation to support research and innovation in Ontario.

     Through  these and other  investments,  the Province will work to match the total federal  infrastructure  investment in Ontario  announced in the 2009 federal budget as long as this meets the  priorities of Ontarians.  Through
     the   infrastructure   initiatives   announced  in  this  Budget,  and  the
     significant  investments made through previous  budgets,  the government is laying the foundation for job creation and economic  competitiveness,  both now and in the future.

     Job Creation and Skills Training

     People remain Ontario's number one asset. The economic benefits of a highly educated and skilled  workforce  are clear.  Over the past five years,  the government  has  invested in the skills of  Ontarians  through the Reaching
     Higher Plan for colleges and universities,  the Employment Ontario training network,  and the Skills to Jobs  Action  Plan.  The coming year will bring forward further  developments  including the proposed College of Trades Act and  the  delivery  of Dr.  Charles  Pascal's  report  on  early  childhood education.

     In this Budget, the government is enhancing support to help more unemployed and  underemployed  Ontarians  prepare  for  the  new  economy.  Additional transitional  employment and training  assistance of more than $750 million will be  invested  over two  years in a number  of  critical  areas.  These include summer jobs, skills training, literacy, services for new Canadians, as well  as  proposed  training  tax  credit  enhancements.  These  program initiatives are supported by proposed  enhancements  to the  Canada-Ontario
     Labour Market Agreement and Labour Market Development Agreement.

     Summer Jobs

     The  government  recognizes  the  employment  challenges  that youth  face, especially during difficult economic times.  Ontario is increasing spending on summer employment  opportunities for youth by 57 per cent or $32 million in 2009, bringing spending this summer to nearly $90 million. This includes targeted  resources  for youth in  high-needs  neighbourhoods  and expanded opportunities for student-led summer businesses. This significant expansion means that over  100,000  young people will benefit from support for summer employment  opportunities this year, up from 73,000 last summer. The summer jobs program enhancements will continue in 2010.

     Skills Training

     This  Budget  announces  nearly $700  million  over two years in new skills training and literacy  initiatives and  enhancements to existing  programs.
     These measures are designed to respond quickly to the short-term challenges posed by the  global  economic  slowdown  while  preparing  the  province's workforce for the new economy. These include:

     o    $94  million  over two  years to  expand  support  for new  Canadians, including bridge training and mentorship opportunities, serving 15,000 more clients each year.

     o    $90  million  over two  years to  expand  literacy  and  basic  skills training,  including funding for community projects, distance learning and workplace  literacy.  These services will help up to 13,000 people per year. This is in addition to the $200 million annual investment in literacy and language training, helping 90,000 learners.

     o    $50 million  annually for proposed  enhancements  to the  Co-operative
          Education  Tax  Credit  and to make the  Apprenticeship  Training  Tax
          Credit the most  generous in Canada.  For  details,  see Chapter  III:
          Reforming Ontario's Tax and Pension Systems.

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CURRENT INVESTMENTS IN SKILLS AND KNOWLEDGE

     Over the past five years,  the Ontario  government  has been  preparing the province's  workforce for the new economy through the $6.2 billion Reaching
     Higher Plan for postsecondary education and through Employment Ontario, the
     Province's  over $1 billion per year  integrated  network of employment and training  services.  The  investments in Reaching  Higher have supported an increase of 100,000  students at colleges and  universities  since 2002-03.
     The  Employment  Ontario  network  helped more than 900,000  Ontarians last year.

     The Skills to Jobs Action Plan,  introduced in 2008,  is creating  training opportunities  for new careers,  improving  student access and building new places to learn. It has provided  additional  supports for workers affected by the global economic crisis,  including  financial  assistance to retrain them for careers in growing areas.  The Skills to Jobs Action Plan has also expanded  the  Province's  training  capacity in colleges,  union  training centres and manufacturing and auto firms.

     Key training and employment services include the following:

     o    Rapid Re-Employment and Training Service,  which has given counselling assistance  to over  82,000  workers  affected  by  layoffs  and plant closures in the last two years;

     o    Ontario Skills  Development,  which has provided  access to short-term training and return-to-employment assistance for over 20,000 Ontarians in the last two years; and

     o    Second  Career  Strategy,  which  provides  financial  assistance  for laid-off workers to undertake longer-term  training.  Since its launch in the summer of 2008, close to 5,000 workers have been participating, another 3,000  applications  are being processed and the program is on track to meet its goal of 20,000 participants.

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     Sector Support

     The government is continuing to partner with key sectors to help Ontario businesses preserve and create jobs today and be well positioned to succeed in an increasingly competitive global economy.

     This Budget announces substantial new support for Ontario's key sectors.

[Chart 8, bar graph: Change in Manufacturing Employment]

     Manufacturing

     Ontario's  diverse  manufacturing  sector  is a  major  contributor  to the economy,  directly  accounting for 900,000 jobs in 2008.  Manufacturing job losses have been  widespread  across  Canada and the United States over the past year, and Ontario has not escaped the decline.

     The  auto  sector  is a major  component  of  Ontario  manufacturing  and a valuable part of the economy.  In 2008, it directly employed  approximately
     150,000  people in the  province.  Including  related  supplier  and retail industries,  it supported about 400,000 jobs. The auto sector's  success in
     Ontario has been an enormous source of pride for the province.

     Ontario's  auto  assembly  plants rank among the most  productive  in North
     America, benefiting from the province's highly skilled workforce. Ontario's large,  diverse auto parts  industry  includes  major global  companies and plays  an  increasingly  important  role in  auto  sector  innovation.  The
     Province  will continue to work with the federal  government  and Ontario's auto sector to support the  sector's  move to become more  sustainable  and globally competitive.

     The government's  partnerships with  manufacturers  — such as the Next
     Generation of Jobs Fund and the Advanced Manufacturing  Investment Strategy
     (AMIS)  —  are  helping  companies   enhance  their   competitiveness,
     preserving jobs today and creating the jobs of tomorrow.  To date, AMIS has made  loan  commitments  of  almost  $100  million  to  support  innovative projects.  These  loan  commitments  will  generate  $890  million  in  new investments and support the creation or retention of about 4,000 jobs in 15 communities over a five-year period.

     Ontario  will  provide  an  additional  $110  million  of  tax  relief  for manufacturers  in 2011-12  by  paralleling  the  federal  extension  of the temporary  accelerated  50 per cent  straight  line Capital Cost  Allowance
     (CCA)  rate  for  manufacturing  and  processing  machinery  and  equipment investments made in 2010 and 2011.

     In addition  to the  targeted  tax relief in this  Budget,  the  government proposes significant tax reform that would include moving to a single sales tax system and cutting the Corporate  Income Tax rate for  manufacturers to
     10 per cent from 12 per cent on July 1, 2010.

     The  tax  savings   provided  by  the   elimination   of  Capital  Tax  for
     manufacturers and the proposed new business tax relief in this Budget would provide  more than  $1.3  billion  per year,  when  fully  implemented,  in additional tax relief for Ontario's manufacturing sector.

     The Northern Economy

     The government and the people of northern  Ontario are working  together in these  challenging  times to craft a growth  plan for the region  that will help it compete in the evolving  global  economy.  Research done to support this plan shows that the region is  establishing a presence in new sectors,
     such  as  the   bioeconomy,   as  well  as   enhancing   its  research  and
     commercialization  capacities.  At the same time, established sectors, such as  mining  and  forest  products,  remain  important  cornerstones  of the northern economy.  Reaching new markets and generating new ideas,  products and  processes  are  essential.  Innovation  will  help  these  sectors  be competitive and sustainable in the future.

     Transportation  infrastructure  is also critical to the success of business in Ontario's  northern  communities.  The  government is investing a record
     $648 million in 2009-10 in provincial  highway  projects in the north.  Key northern  transportation  investments through the Northern Highways Program include  the  ongoing  widening  to four lanes of Highway 69 to Sudbury and
     Highway 11 to North Bay. The Province  will also proceed with a new project to widen Highway 11/17 east of Thunder Bay. To support the forest  products and mining  sectors,  the  Province  is  planning  to work with the federal government to make new investments to improve resource access roads.

     Ontario's most isolated northern  communities face unique  challenges.  The
     Province plans to invest additional  resources in its remote airports,  its winter-road network and the remediation of the Mid-Canada Line radar sites.
     The Province invites its federal partner to join in these investments.

     The  forest  products  sector  is being  challenged  by  increasing  global competition,  a slumping  U.S.  housing  market and the  volatility  of the
     Canadian  dollar.  These  challenges  underline  the need for the sector to capitalize on new opportunities and improve competitiveness.

     This Budget  announces  immediate steps to further help the forest products sector, including:

     o    providing  about $58 million to extend by one year the  Northern  Pulp and Paper Mill  Electricity  Transition  Program,  which will  provide electricity price rebates of 1.8 cents per kilowatt-hour to qualifying mills; and

     o    extending,  for one year,  reductions  to the white  birch and  poplar stumpage rates.

     The  government  will also  review  Ontario's  forest  tenure  and  pricing systems,  exploring options to improve their design. Working with industry, environmental  groups,  Aboriginal  communities and the broader public, the government  will help create the best  environment  possible for  Ontario's forest product businesses to succeed, while balancing this with sustainable practices.

     Mining is a  significant  driver of economic  growth in  northern  Ontario, which is home to Ontario's 27 metal mines,  five of the province's 14 major industrial mining operations, most of Ontario's gemstone operations, and an estimated 400 mining service and supply companies.

     Metal prices have dropped  significantly from recent highs, and the current global economic crisis continues to create  challenges for the sector.  The government is taking measures to help the mining sector.  This spring,  the government will introduce  changes to the Mining Act that promote  balanced development to benefit all Ontarians,  while  supporting a vibrant  Ontario minerals industry.  The proposed legislative changes would also establish a framework that would make significant  strides in Aboriginal  consultation.
     The government is providing $40 million over three years for initiatives to support Mining Act modernization.

     The government will provide $2 million annually for the next four years for mining and forest  product  equipment  and  services  companies  and sector associations  to  expand  their  export  capacity  and  increase  sales  to international markets.

     Agriculture

     With  crop and  livestock  sales  totalling  close to $9  billion,  Ontario farmers make an important  economic  contribution to the province.  To help
     Ontario farmers, this Budget announces:

     o    $8 million  annually,  starting in 2009-10,  to promote  Ontario  food products to the broader public sector;

     o    $1.5 million for the Ministry of  Agriculture,  Food and Rural Affairs
          to plan the development of new agri-food  research  centres focused on livestock and crop production, renewable energy, nutrition and health.
          The centres will contribute to market-driven research, development and adaptation  for  the  commercialization  of  value-added  agricultural
          products,  with  active  participation  by  all  partners,   including
          government, communities, academic institutions and industry; and

     o    food  producers  will be better able to sell,  and  consumers  will be better able to  identify,  Ontario  foods with  clearer  Ontario  Food definitions.  Developed with the industry and tested through  consumer research,  each  definition  includes  a high  threshold  for  Ontario content.

     Small Business

     A strong small business sector is important to Ontario's  economic success.
     It  provides  important  entrepreneurial  dynamism  to the  economy  of the province.  This Budget  proposes  targeted tax  measures,  in addition to a comprehensive  tax reform package,  that would provide more than $1 billion over  three  years,  beginning  in  2010-11,  to  support  Ontario's  small businesses. The proposed targeted tax measures include:

     o    providing  enhanced  refundable tax credit rates for small  businesses that hire apprentices and co-op students;

     o    extending the refundable  Ontario  Innovation Tax Credit to more small and medium-sized businesses; and

     o    providing a temporary  accelerated  depreciation  for buying  eligible computers and software.

CREATING JOBS TOMORROW

     In this  Budget,  the McGuinty  government  is proposing to do more to help those being hurt, right now, by the global recession.

     As outlined  earlier in this chapter,  the  government  is investing  $32.5 billion in  infrastructure  spending  over the next two years,  creating an estimated  300,000 jobs. It is also investing more than $750 million in job creation and skills and literacy training.  It is investing $130 million in new support for agriculture, mining and forest products.

     As critical as  short-term  stimulative  measures are, they are not enough.
     Managing  the  challenges  posed by this  economic  crisis  is not  enough.
     Ontario  must lead.  Ontario  must take bold action now to build a stronger and more powerful economy for the future.

     When the economy  recovers from this global  recession  —  and it will
     —  Ontario must be poised to take advantage of the next  generation of growth, in order to create jobs and protect and enhance the public services that matter most to Ontarians.

     To build  Ontario's  economy for the future,  the  McGuinty  government  is proposing a comprehensive tax reform package.

     Starting in July 2010, subject to the approval of the legislature,  Ontario would  move to a single  sales tax that is based on  value-added  taxation.
     More than 130 countries in the world have already adopted such a tax, which is overwhelmingly recognized around the world as being superior to a Retail
     Sales Tax (RST) in increasing investment and productivity.

     To help Ontarians  through the adjustment period and to provide ongoing tax relief,  the government  proposes to provide $10.6 billion over three years in tax relief for people.

     Over the same period,  the  government is proposing to provide $4.5 billion in tax cuts  for  businesses,  including  reducing  the tax rate for  small business and eliminating the small business surtax.

     The tax measures proposed in this Budget would make Ontario one of the most attractive  jurisdictions in the  industrialized  world for new investment.
     Attracting new investment to the province will lead to future job creation.

     This comprehensive tax reform package is the single most significant action the government can take at this time to strengthen the Ontario  economy for the long term. It would provide a lifeline to thousands of businesses today and would position the economy for rapid growth as Ontario emerges strongly from the economic downturn.

     To  boost  Ontario's   competitiveness  further,  this  Budget  also  makes
     investments to grow a greener  economy,  accelerate  innovation and attract investment.

     The government's tax reform package —  along with new investments in a green economy,  innovation and to attract  investment — would position the economy for long-term  competitiveness,  leading to economic growth and jobs, and preserving and enhancing the public  services that matter most to
     Ontario families.

     Ontario's Tax System

     Building Ontario's Economic Future

     Five years ago, the McGuinty  government  was elected on its  commitment to strengthen  the public  services  Ontario people and families need to reach their full potential  —  publicly funded  education,  universal health care, modern infrastructure,  support for vulnerable citizens and a greener
     Ontario.

     These investments  strengthen the programs and services that matter most to
     Ontarians  and  also  strengthen  the  economy.   Ontario's   well-educated
     workforce,  universal health care system and modern  infrastructure are key to its economic success and competitiveness.

     A strong, competitive economy that invests in people and businesses is more productive,  creating more wealth and jobs,  and  ultimately  improving the quality of life for all citizens.

     The  government  has  already  taken  several  steps to  improve  Ontario's competitiveness  by lowering  business costs.  Since 2004, the Province has made  strategic tax cuts that have already saved  Ontario  businesses  $3.2 billion and, when fully  implemented,  will provide tax relief of nearly $3 billion annually.  These strategic tax cuts include eliminating Capital Tax for manufacturers  retroactive to 2007 and fully eliminating Capital Tax on
     July 1, 2010.

     But more must be done.  The current global  economic  crisis has heightened the  responsibility of government to do all it can to strengthen  Ontario's economy for the long term.

     Returning to growth is not enough.  The economic growth levels that Ontario experienced  prior to the  world  economic  crisis  will not be  enough  to enhance valued public services and to continue to reduce poverty levels.

     The  government of Ontario does not control  monetary  policy.  It does not control  international  markets.  It  cannot  affect  the  global  economic
     downturn.   However,   the  government  does  control  the  province's  tax
     structure.

     The  government  is therefore  taking bold action to reform  Ontario's  tax system.

     Reforming  Ontario's  tax  system is the  single  most  effective  step the government can take to help create jobs and position the economy for future growth.

     Reforming  Ontario's tax system is the essential  next step in the McGuinty government's  plan to build Ontario's  future economy,  which would improve the quality of life for all Ontarians.

     The Need for Change

     In today's global economy,  Ontario has no choice but to compete to attract the investment  needed to grow,  leading to job creation and  maintaining a high and rising standard of living.

     Ontario's  current tax system  imposes too high a burden on investment  and income — key drivers of prosperity, growth and job creation.

     Lower Corporate Income Tax (CIT) rates would boost new investment.

     As well,  numerous  studies and groups have said that a crucial measure the government can take today to promote long-term economic growth is to reform the  tax  system  by  replacing  the RST  with a  single  value-added  tax.
     Value-added taxation is overwhelmingly  accepted around the world as a more efficient  form of taxation than a retail sales tax. Among the 30 developed countries that belong to the  Organisation  for Economic  Co-operation  and
     Development (OECD), only the United States does not have a value-added tax.

--------------------------------------------------------------------------------
ONTARIO'S OUTDATED RST

     Since the RST was introduced in 1961,  Ontario and the world have undergone significant economic changes. The RST has not kept pace with these changes.
     For example, since 1961:

     o    Ontario has moved from a relatively  closed economy to an economy that is export-driven and highly integrated with international markets;
     o    supply chains have become  increasingly  complex,  increasing the need for tax systems that are efficient and easy to administer;
     o    the federal  government has implemented  the GST, a value-added  goods and services tax, resulting in two largely incompatible sales taxes in
          Ontario; and
     o    over 130 countries,  including most OECD  countries,  have  introduced value-added taxes.

Examples of Countries with a Value-Added Tax

     Australia,  China, France, Germany,  Ireland, Italy, Japan, South Korea and
     the United Kingdom.
--------------------------------------------------------------------------------

     The  province  needs  business  and sales tax  systems  that  maximize  its international  competitiveness.  Bold  action  is  needed  now to move  the province to the next level of global  competitiveness,  so that Ontario can take advantage of the opportunities of the future.

     The government is taking action.

     Comprehensive Tax Reform Package

     To  ensure  that the  province  is  poised  to take  advantage  of the next generation  of jobs and economic  growth,  the  government  is proposing to fundamentally reform Ontario's tax system.

     There has never been a more appropriate time for this kind of reform.  This balanced, effective approach would position Ontario's economy for long-term competitiveness.  It would lead to economic growth and job creation,  which in turn would preserve and enhance the public  services that matter most to
     Ontario families.

     The  proposed  personal,  corporate  and sales tax  changes  would  enhance
     Ontario's  competitiveness  by lessening the tax burden on  investment  and income.  Replacing two sales taxes with one would save businesses more than
     $500  million a year in  compliance  costs.  Businesses  would  also have a greater  incentive to reinvest  profits,  promoting  expansion  and growth, permitting them to reduce prices,  invest in productivity  improvements and create jobs.

     Reforming Ontario's Sales Tax

     Working in partnership  with the federal  government,  Ontario  proposes to move to a federally administered single sales tax.

     Pending  legislative   approval  and  Ontario  and  Canada  signing  a  tax
     coordination agreement, the single sales tax would take effect July 1, 2010 with a combined rate of 13 per cent, with the provincial  portion at a rate of eight per cent and the federal portion at a rate of five per cent.

     Implementation  of the single sales tax would bring  Ontario into line with what is viewed as the most  efficient  form of sales  taxation  around  the world.

     The single sales tax would reduce the cost of Ontario's exports, making the province  more  competitive  and  boosting a sector of the economy that has been particularly hard hit by the economic downturn.

     With the added  efficiency  of a single  sales tax,  Ontario  would be well positioned as the global economy recovers.

     The single sales tax would be largely consistent with the federal Goods and
     Services Tax (GST). The single sales tax would not be charged on a range of items,  such as basic groceries,  prescription  drugs, and medical devices.
     Like the GST,  the single sales tax would be levied on most other goods and services.

     The government is proposing a number of made-in-Ontario  components to meet the province's unique requirements:

     o    Children's clothing and footwear, children's car seats and car booster seats,  books,  diapers and feminine  hygiene products would be exempt from the provincial portion of the single sales tax.

     o    Purchasers  of new homes worth up to $500,000  would receive a housing rebate on the provincial portion of the single sales tax. The proposed provincial rebate rate would be more than twice as generous as the GST housing  rebate rate and is  estimated to return $1.1 billion per year to  homebuyers.  The effect of the housing  rebate  would be to ensure that, on average,  new homes under $400,000 would not be subject to an additional tax burden.

     o    To help small  businesses  make the  transition to a single sales tax, the government would provide up to $400 million in one-time transition support in the form of a sales tax credit.

     o    Municipalities,  hospitals,  universities,  colleges,  school  boards,
          charities  and  qualifying  non-profit   organizations  would  receive
          rebates  to ensure  the net  effect of the  provincial  portion of the single sales tax would be fiscally neutral for each of these sectors.

     o    Under the single sales tax, the provincial  portion of the tax rate on transient accommodation, such as hotel rooms, would rise from five per cent to eight per  cent.  Approximately  $40  million  of  annual  net revenue associated with this difference in rates would be allocated to support destination  marketing in Ontario tourism regions,  once these are established.

     For people:

     To help Ontarians through the period of adjustment to the single sales tax, and to provide  ongoing tax relief,  the McGuinty  government  is proposing
     $10.6 billion in tax relief for people over three years, including:

     o    $4  billion in cash  payments  to 6.5  million  Ontario  families  and individuals —  totalling up to $1,000 for families and up to $300 for single people —  in 2010 and 2011 to ease the transition to a new single sales tax;

     o    a  new  permanent  $260  refundable  sales  tax  credit  for  low-  to middle-income adults and children;

     o    an  enhanced  refundable  property  tax credit to  continue  providing relief to low- and middle-income homeowners and tenants; and

     o    $1.1 billion in ongoing, broadly based Personal Income Tax (PIT) cuts, by reducing the first  bracket tax rate from 6.05 per cent to 5.05 per cent, the lowest rate of any province in Canada.

     Ontario's  proposed  PIT rate  reduction,  enriched  sales tax  credit  and enhanced  property tax credit would increase the progressivity of Ontario's tax  system  by  providing  a  greater  share of the tax  relief to low- to middle-income individuals and families.

     For businesses:

     The  McGuinty  government  is proposing  tax cuts for  business  that would result in $4.5 billion in tax relief for businesses over three years.  When the  proposed  tax  reform  measures  are fully  phased  in,  the  marginal effective  tax rate on new  investment  in Ontario  would fall by more than half,  from  32.8 per cent in 2009 to 16.2  per  cent in 2018.  This  would increase investment and productivity, leading to new job creation.

•    The proposed business tax measures include:

     o    cutting the  Manufacturing and Processing CIT rate from 12 per cent to
          10 per cent, effective July 1, 2010;

     o    cutting  the  general CIT rate from 14 per cent to 12 per cent by July
          1, 2010 and to 10 per cent in 2013;

     o    cutting the CIT rate for small  business  from 5.5 per cent to 4.5 per cent, effective July 1, 2010;

     o    eliminating the CIT small business deduction surtax, effective July 1,
          2010, making Ontario the only Canadian jurisdiction that does not claw back its small business deduction; and

     o    exempting more small and  medium-sized  businesses  from the Corporate
          Minimum Tax and cutting the rate for large  businesses from 4 per cent to 2.7 per cent effective July 1, 2010.

     The Budget also proposes targeted tax relief of more than $940 million over four years to help  seniors  and  families,  key  sectors  in the  economy, innovation and training.

     Overall,  the  tax  measures  proposed  in  this  Budget,  net  of  federal transitional  assistance of $4.3 billion,  would reduce Ontario  revenue by
     $2.3 billion over four years. See Chapter III: Reforming  Ontario's Tax and
     Pension Systems for further details of the proposed tax measures.

     Growing the Green Economy

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WHAT IS A "GREEN ECONOMY"?

     A  green  economy  encourages  more  energy-efficient  and  environmentally sustainable  production and consumption.  It does so by taking into account the costs of  environmental  degradation  and  rewarding  more  sustainable economic growth.

     For example,  the proposed  Green Energy and Green  Economy Act, 2009 would place a higher priority on green energy projects,  which would more closely reflect the social benefits of switching from carbon-based  energy, such as coal-powered electricity, to clean and renewable green energy.

--------------------------------------------------------------------------------

     The global trend towards fighting climate change and ensuring environmental sustainability presents enormous economic opportunities.  The potential for growth in sectors such as clean  energy,  green  transportation  and energy efficiency  is  significant.  Jurisdictions  that  embrace  the  shift to a low-carbon,  sustainable economy —  aligning  environmental goals with economic  ones  —  will see more robust  growth,  more jobs and higher wages.  Investments will gravitate to those  jurisdictions that demonstrate vision, creativity and leadership.

     Since 2003, the government has pursued  policies that position  Ontario for success  in the green  economy,  including  making its  electricity  supply cleaner,  making breakthrough  investments in public transit and preserving natural resources such as the Greenbelt and the northern boreal forest. The current  global  economic  downturn  is no  reason to slow  these  efforts.
     Indeed, the economic  challenges facing Ontario families underline the need for the  government  to work even harder to ensure that Ontario is a leader in the transition  towards a greener  economy,  attracting  more green jobs sooner.

     Central to the government's  thinking on energy has been the remediation of greenhouse gases (GHG).  The government's  commitment to the replacement of coal-fired  electricity generation and support of renewable electricity and conservation  programs  would  reduce GHG  emissions  from the  electricity sector and  contribute to addressing  climate change  challenges.  To date, coal use in  Ontario  is down by  almost 40 per  cent.  By 2014,  Ontario's electricity  needs will be met without coal.  Ontario's coal replacement is the single largest GHG reduction initiative in Canada.

     As carbon pricing  becomes a reality,  those  jurisdictions  that move away from carbon-based energy will enjoy a significant economic advantage.

     The government  recognizes  that Ontario's power grid is where economic and social  interests  meet.  Ontario's  power sector is not only an enabler of efficient,  reliable  energy,  it has the  potential  to be a key engine of economic development and prosperity.

     On February 23, 2009, the government  introduced Bill 150, the Green Energy and Green Economy Act, 2009, to power the transition to a cleaner,  greener economy and support the creation of an  estimated  50,000 jobs in the first three years.

--------------------------------------------------------------------------------

     THE PROPOSED GREEN ENERGY AND GREEN ECONOMY ACT, 2009

     The proposed legislation would:

     o    foster the growth of  renewable  energy  sources and  increase  energy conservation;

     o    enable a feed-in  tariff  program that  guarantees  specific rates for energy  generated  from  renewable  sources,  and also  streamline the approvals  process.  A Renewable Energy  Facilitation  Office would be established to help proponents of renewable  energy projects  navigate the appropriate approvals more efficiently;

     o    permit the  establishment  of  conservation  standards  for the public sector and the requirement of regular reporting of energy consumption;

     o    support the  establishment  and  implementation of a smart electricity grid  for  Ontario  by  incorporating  advanced  information  exchange systems  and  equipment.  A smart grid would make it easier to connect renewable generation to the system,  enhance access to Ontario's power grid and  expand  opportunities  to  provide  demand  response,  price information and load control to electricity consumers; and

     o    enable domestic content requirements for renewable energy projects.

     "Ontario's  Green  Energy  Act and  supporting  initiatives  are  the  most comprehensive  renewable  energy policy entered anywhere around the world."
     — Michael T. Eckhart, President,  American Council on Renewable Energy
     (ACORE)

     "Ontario's  Green Energy Act represents  North America's most ambitious and far reaching enabling  legislation and will place Ontario as a world leader
     in  renewable  energy  development,   industrial   innovation  and  climate
     protection."  —  Dr.  Hermann  Scheer,  General  Chairman of the World
     Council for Renewable Energy, Member of the German Bundestag

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

OPPORTUNITIES IN THE GREEN ECONOMY

     The green economy presents  opportunities  for new investment that can lead to high-value jobs, including those related to:

     o    wind energy manufacturing (turbines, grid integration and components);
     o    integrated hydrogen delivery and use in warehouse equipment;
     o    high-tech water supply and treatment;
     o    energy-efficient intelligent buildings;
     o    waste diversion and recycling, and bio-waste to energy;
     o    green  auto  parts   manufacturing   (interior  trim,  head  restraint
          coverings and ceilings) using bio-based  materials,  such as soy beans and castor; and
     o    services related to green energy and clean tech financing.

--------------------------------------------------------------------------------

     The  government  will make  Ontario a champion of a green  economy,  with a sweeping group of initiatives that build on the province's strong record of protecting its natural resources. They include:

     o    $250 million over five years for a new Emerging Technologies Fund that will include investments in green technology companies;

     o    approximately  $390  million to match  Ontario's  share of the federal
          Green  Infrastructure  Fund to develop  initiatives that assist in the implementation  of the proposed  Green  Energy and Green  Economy Act,
          2009, including  expediting the growth,  transmission and distribution of clean, green renewable energy across Ontario;

     o    $50  million  over five  years to enable  the  research,  capital  and demonstration  projects  necessary for the development of a smart grid in Ontario;

     o    accelerating  the  government's   significant  investments  in  public
          transportation and mass transit;

     o    reducing energy costs and developing  marketable  expertise  through a significant retrofitting program that focuses on government buildings, schools, social housing, homes and commercial buildings;

     o    using  Ontario's  buying power by dedicating  $30 million  annually to support Ontario's  emerging  innovative green technology  companies by providing  initial  purchases of their  products and by showcasing and
          demonstrating   the  effectiveness  of  those  products  to  potential
          customers here and around the world;

     o    $5 million for the Sustainable  Prosperity Research and Policy Network
          at the University of Ottawa,  which will help develop a new generation of  market-based  environmental  policy  approaches that promote green economic development;

     o    $5 million over two years to develop a Green Jobs Skills Strategy that responds  to  labour  demand  in the  emerging  green  energy  sector, including electricity;

     o    building on Ontario's world-leading commitment to phase out the use of coal-fired electricity generation, the government will continue to work closely with the province of Quebec on cap and trade and will continue to make progress as a member of the Western Climate Initiative towards the development of a cap and trade system for North America in 2012;
         and

     o    proposed  amendments to the Assessment Act and regulations  under that
          Act to provide that the assessment of properties would not be affected due to energy-efficiency enhancements.

     The public sector —  both the government and the broader public sector
     —  will  show  leadership  by  conserving  energy  and  using  it more efficiently.  This  strategy  will  help  lower GHG  emissions.  It will be informed  by the  work of  David  Ramsay,  Parliamentary  Assistant  to the
     Premier, who has been asked to identify the carbon footprint of the Ontario
     Public Service and recommend means and strategies to reduce emissions based on expert advice and experience from other jurisdictions.

     Ontario is also  building a cleaner and  greener  electricity  system.  The government's  plan for energy  includes  replacing  coal-fired  generation, reducing  electricity  demand by 6,300  megawatts  (MW),  and  dramatically
     increasing  renewable  energy  capacity.   The  replacement  of  coal-fired
     generation  will be completed by 2014. In September  2008,  the Minister of
     Energy and  Infrastructure  directed the Ontario Power  Authority  (OPA) to review its targets to maximize the potential for conservation and renewable energy.

     Since October 2003,  approximately  4,700 MW of new power  generation  have come online, including almost 1,000 MW of new renewables.  Another 6,300 MW of electricity  supply  projects are currently  underway,  including  about
     1,200 MW of renewables. These projects underway represent approximately $12 billion in investments  and are estimated to create about 100,000 jobs over the construction period.

     In  addition,  the OPA also has  5,200 MW of  renewable,  cogeneration  and gas-fired  generation  underway or procurement  processes in progress or in the planning phase.

     The  government is moving  forward with a  competitive  process to select a nuclear  reactor  vendor  for two new units at Ontario  Power  Generation's
     (OPG)  Darlington  site.  In 2008,  OPG began  planning  the  refurbishment assessment  for  Darlington.  It is also  proceeding  with its  Pickering B refurbishment feasibility assessment.

     Accelerating Innovation

     Now more than ever,  Ontario's  ability to compete for jobs and  investment
     depends  on  creating  economic  value  through  innovation.   This  Budget
     announces  additional tax relief and over $785 million in initiatives  that support key partnerships and stimulate Ontario's creative cluster.

     Supporting Research and Technology

     Effective  partnerships are catalysts that generate new ideas and bring new products and services to market. Ontario-grown scientific solutions need to be developed and utilized.  This Budget  proposes more than $110 million in additional  tax  relief in  2009-10,  and $715  million in  investments  to support key  partnerships  in innovation and encourage  business to develop
     new  products  and  services.   These   investments   are  on  top  of  the
     approximately $3 billion already  committed by the Ministry of Research and
     Innovation over eight years to 2011-12. They include:

     o    $300   million   in  capital   funds  over  six  years  for   research
          infrastructure,  which will be available to leverage  funding from the federal Canada Foundation for Innovation;

     o    $100  million  in  additional  operating  funds  over  four  years for research  performed in the biomedical field,  focusing on genomics and gene-related  research.  This  funding,  as  well as the  funding  for
          research  infrastructure,   will  be  delivered  through  the  Ontario
          Research Fund;

     o    $5 million to support the Ontario  Genomics  Institute,  an  important partner in  fostering  genomics  research  in Ontario,  including  the administration of Genome Canada research projects awarded in Ontario;

     o    $250 million over five years for a new Emerging Technologies Fund that will  focus on clean  technologies,  health  and  life  sciences,  and information and communication technologies, including digital media;

     o    $50  million  over four years to  enhance  the  successful  Innovation
          Demonstration  Fund. Through the Fund, the government will continue to partner with innovative  companies to develop  emerging  technologies, with a preference  toward  bio-based,  environmental  and  alternative energy technologies;

     o    $10  million  over three  years to the  Colleges  Ontario  Network for
          Industry Innovation to assist small and medium-sized  enterprises with hands-on applied research, technology transfer and commercialization;

     o    $110  million of tax relief in 2009-10 from  paralleling  the proposed federal  temporary  100 per cent  accelerated  CCA  rate for  eligible computers  and  software  acquired  after  January 27, 2009 and before
          February 2011; and

     o    $2  million a year in  proposed  tax  relief to extend the 10 per cent
          refundable   Ontario   Innovation   Tax   Credit  to  more  small  and
          medium-sized   corporations  that  perform  Scientific   Research  and
          Experimental Development (SR&ED) in Ontario.

     The Entertainment and Creative Cluster

     With  employment  of  276,000  in  2008,   Ontario  has  the  third-largest
     entertainment  and creative sector in North America,  after  California and
     New York, and is the leading  province in film and  television  production, book and  magazine  publishing,  and sound  recording.  Ontario  is a solid international  competitor in the rapidly growing  interactive digital media sector.

--------------------------------------------------------------------------------

INTERACTIVE DIGITAL MEDIA

     The interactive digital media sector includes digital content and services, such  as  mobile  phone  content,  interactive  design,  digital  film  and animation,  and video games. Its applications have led to the establishment of groundbreaking new sectors such as e-learning, e-health and e-banking.

     Global  competition  is strong  among the  sector's  leading  regions,  and
     Ontario  is well  positioned  to be a top  player.  Ontario  has  over  700 interactive  digital media firms — the majority in the Greater Toronto
     Area — with additional concentrations in St.  Catharines-Niagara,  the
     Waterloo region and Ottawa.  Ontario-based  firms generate about $1 billion in revenue each year. A wealth of  postsecondary  programs in digital media studies,  including  renowned  offerings in computer  animation at Sheridan
     College  and in  integrated  media at Ontario  College  of Art and  Design, ensure a high-quality talent supply for this important sector in Ontario.

--------------------------------------------------------------------------------

     The   government's   ongoing   support  is  helping   to   strengthen   the
     competitiveness  of Ontario's  entertainment  and creative  industries,  an important component of the new knowledge economy.

     This Budget is proposing  about $100  million  annually in  additional  tax relief and  investments  of about $30 million to support the  entertainment and creative cluster. These measures include proposals to:

     o    enhance tax support for the  creation  of  interactive  digital  media products in Ontario;

     o    enhance the refundable book publishing tax credit;

     o    make the  enhanced  tax credit  rates  under the  refundable  film and
          television  tax  credits  permanent,   to  create  predictability  and
          stability for the industry;

     o    provide  $20  million to the  Ontario  Media  Development  Corporation
          (OMDC), an agency of the Ministry of Culture,  which supports a number of Ontario's  creative  industries  as they compete  domestically  and globally; and

     o    invest $10 million in a pilot program, administered through OMDC, that would  refund a portion  of the  costs  associated  with  intellectual property  development to  Ontario-based  companies in the screen-based industries.

     See Chapter III:  Reforming  Ontario's Tax and Pension  Systems for further details of the proposed tax measures.

     Tourism

     The February 2009 Tourism  Competitiveness  Study,  Discovering  Ontario: A
     Report  on  the  Future  of  Tourism,   noted  the   significant   economic
     contribution  tourism  makes to the province,  with receipts  totalling $22 billion annually. The study also noted that, as vital as Ontario tourism is today to creating  jobs and growth,  its  long-term  economic  potential is greater still.

     Approximately  $40  million of the annual net revenue  from the  provincial portion of the single sales tax would be  allocated to support  destination marketing in Ontario tourism regions, once these are established.

     This Budget also announces an additional $41 million,  over three years, to enhance Ontario attractions including:

     o    $33  million  for  revitalization  projects  associated  with  Huronia
          Historical Parks and the St. Lawrence Parks Commission; and

     o    $8 million for infrastructure  improvements at Fort William Historical
          Park.

     Attracting Investment

     Ontario's  ability to attract new business  investment  is critical for job creation and  economic  prosperity.  In 2008,  the  government  created the
     Ministry of International Trade and Investment, which works internationally to  promote  trade  and  attract  investment  to  Ontario,  developing  new opportunities  for Ontario  workers.  In this  Budget,  the  government  is announcing additional measures to enhance Ontario's business climate.

     The  comprehensive  tax package  proposed by the  government  would  reform
     Ontario's tax system so that, when fully  implemented,  Ontario's  marginal effective  tax rate on new capital  investment  would be cut in half —
     from 32.8 per cent to 16.2 per cent.

     This would make  Ontario one of the most  attractive  jurisdictions  in the industrialized world for new investments.

     This  Budget  is  providing  $1.2  million  in  ongoing  operating  funding beginning in 2009-10 to the Toronto  Region  Research  Alliance  (TRRA),  a
     non-profit organization actively working to strengthen Toronto's ability to attract and grow innovative, research-intensive companies.

     Announced on March 6, 2009,  the Open For  Business  strategy is an ongoing plan to make  government  faster and friendlier for families and businesses while  still  protecting  the public  good.  As part of the  strategy,  the government has introduced three initiatives:

     o    Open For  Business  will  reduce  the amount of  regulatory  burden in
          Ontario  by 25 per cent in the next two  years,  while  continuing  to protect public safety.

     o    A new 1-800 phone  number for business  inquiries  will replace the 12 existing ones.

     o    Ontario  businesses will be able to use their federal  Business Number in dealing  with  provincial  ministries  of Revenue and Labour,  with other ministries and agencies to be included later.

     Open For Business  complements  other  improvements  in Ontario program and service delivery in a number of important areas, including:

     o    streamlining to six months the  environmental  assessment (EA) process for transit projects;

     o    proposed streamlining of approvals for renewable energy projects; and

     o    working  with  the  federal  government  to  streamline  environmental
          assessments,   leading   to  an   integrated   efficient   review  for
          infrastructure projects.

     The Ontario government  continues to look at ways to simplify and modernize its  processes  and  services,  in order to keep  pace  with the  needs and expectations of businesses across Ontario.

     To this end, the Ministry of Revenue will be engaging Ontario's  businesses in a renewed and determined effort to modernize its service commitments and
     standards  for  Ontario's  tax  clients.   Clear,   timely,   accurate  and
     transparent  services and processes will help foster  confidence and reduce administrative burdens on business.

     The  ministry  is also  continuing  its work  with  business  on the  Taxes
     Administration Act initiative, announced in the 2008 Budget, with a view to easing the compliance burden,  consolidating tax  administration  rules and using consistent, simplified legislative language.

     The single sales tax  proposed in this Budget  would reduce tax  compliance costs  for  Ontario  businesses  by over $500  million  a year.  This is in addition to the estimated  compliance  savings of up to $100 million a year from the transfer of Ontario  corporate  tax  administration  to the Canada
     Revenue Agency in 2008.

     The  government  will  also  propose  amendments  to the  Bailiffs  Act and
     Collection  Agencies Act to streamline and modernize  bonding  requirements for registrants and appointees by permitting the Minister of Small Business and Consumer Services to specify security requirements by regulation.

     Advancing Ontario as a World-Class Financial Jurisdiction

     Global financial  markets have faced  significant  challenges over the past year,  driven in part by the fallout from subprime  mortgage lending in the
     United  States.  Although  Ontario  has not  escaped  the global  financial
     crisis,   integrity  and  strong  regulation  and  oversight  at  both  the provincial and federal levels have left the  province's  financial  markets well positioned compared to other jurisdictions.

     On January 12,  2009,  the federal  Expert Panel on  Securities  Regulation presented  its final  report,  which  outlined a plan to establish a common securities  regulator.  Ontario has long advocated for a common  regulator, and is pleased to see the Panel's  recommendations endorse the government's
     position.   The   government   believes  that  the   regulator   should  be
     headquartered in Toronto.

     The  government  will work in the coming year with federal,  provincial and territorial  governments  to make  this  initiative  a  reality.  A  common regulator  would provide  investors with greater  protection,  through more effective  regulation and  enforcement,  while lowering the cost of raising capital for businesses.  This  initiative  would build upon and further the government's  efforts to strengthen  investor  protection and  enforcement, including the recent  introduction  of amendments to the  Securities Act to facilitate the  enforcement of orders across  jurisdictions  within Canada.
     The government also plans to propose  reforms to registration  requirements and  registration  and  prospectus  exemptions,  as a further step toward a common regulator and enhanced investor protection.

     The recent  turmoil in financial  markets shows that it is critical to have tools  available  that  allow  for  a  prudent,  proactive  response  where immediate action is required to protect the public  interest.  To that end, the  government  will  propose  amendments  to the  Securities  Act and the
     Commodity  Futures  Act that  would  give the  government  and the  Ontario
     Securities  Commission  additional  authority  to respond to  extraordinary circumstances  involving a major market  disturbance.  This amendment would correspond with the legislative approach taken in the United States and the
     United  Kingdom,  as well as with  recommendations  contained in the recent report from the federal Expert Panel.

     Canada has the  soundest  banking  sector  —  the majority of which is based in Toronto  —  in the world.  Toronto is ranked as the  eleventh most  competitive  financial  centre in the world on the  Global  Financial
     Centres Index.  Toronto also has a highly educated  workforce and a diverse population,  and is a city in which  people  from  around the world want to live and invest.

     This Budget announces that the government,  in partnership with the Toronto
     Financial Services Alliance (TFSA), private-sector partners and the City of
     Toronto,  will help  fund a  strategic  positioning  paper to  provide  the building blocks  necessary to move Toronto even further forward as a global financial centre. As part of this effort,  the government will partner with the City of Toronto to provide  the TFSA with the  necessary  resources  to promote Toronto as a financial centre.

     These  steps,  along with other  initiatives  announced in the 2009 Budget, will help to position Toronto,  and Ontario as a whole, among world-leading destinations  for businesses in the financial  services  sector,  providing economic growth and high-paying jobs for Ontarians now and in the future.

     Strengthening Ontario's Pension System

     A strong and  modern  pension  system  enhances  Ontario's  competitiveness through its ability to attract  high-skilled labour. It improves quality of life for workers,  retirees and their families. It bolsters capital markets
     —  with  pension  funds  constituting  the  second-largest  source  of investment capital in Canada after the chartered banks.

     The current  economic  downturn has affected  pension plans and  retirement savings, underscoring the need for pension reform.

     The  government is addressing the short-term  economic  challenges  pension plans are facing, while moving forward with long-term reforms to strengthen the pension system for Ontarians and increase Ontario's competitiveness.

     Addressing Current Economic Challenges

     In December 2008, the government announced it would introduce amendments to the Pension  Benefits  Act in the spring of 2009 to provide  pension  plans with solvency funding relief — eight measures designed to protect jobs and  families  during  rapidly  changing  economic  conditions.  If passed,
     legislative   amendments  would  allow   regulatory   changes  to  be  made
     retroactive to September 30, 2008. The proposed measures would:

     o    allow plan  sponsors to spread their  solvency  payments over a longer period,  freeing  resources for  operations,  including  other payroll expenses; and

     o    ensure that  workers and  retirees  have clear  information  about the financial  health of their  pension  plans,  while  helping to protect benefit security.

     This Budget includes  additional  details about the  government's  solvency relief plan, which are outlined in Chapter III: Reforming Ontario's Tax and
     Pension Systems.

     Moving Forward with Long-Term Reform

     Despite  major  economic  and  demographic  shifts,   there  have  been  no
     significant reforms to Ontario's pension system for over 20 years.

     To  address  the  need  for  reform,  the  government  created  the  Expert
     Commission on Pensions,  which was chaired by noted academic Harry Arthurs.
     The  Commission  conducted  extensive  consultations  —  receiving 127 submissions  from interested  Ontarians and stakeholder  groups —  and commissioned 17 research studies.

     The Commission's report, A Fine Balance:  Safe Pensions,  Affordable Plans,
     Fair Rules,  was an important step in developing the  government's  pension reform  agenda.  It was  released  in  November  2008,  at  which  time the
     government   announced  increased  resources  for  the  Financial  Services
     Commission  of Ontario and launched a short  feedback  period on the Expert
     Commission's  report.  This feedback period ended on February 27, 2009, and the government is now reviewing the many comments it received.

     The Province is committed to moving forward with pension reform, and plans to introduce legislation in the fall of 2009. The government's reforms will be guided by the following principles:

     o    transparency  —  ensuring mechanisms are in place for stakeholder feedback and posting proposed regulatory changes;

     o    balance   —   considering   both   benefit   security   and  plan
          affordability;

     o    cooperation  —   collaborating   productively  with  federal  and
          provincial   partners,   including   harmonizing   rules   with  other
          jurisdictions where possible;

     o    clarity — striving for clear, user-friendly rules;

     o    coverage — striving to expand pension coverage for Ontarians;

     o    competitiveness  —  ensuring  any  changes  position  Ontario for long-term economic success; and

     o    flexibility — responding to current economic challenges.

     To assist with the reform process,  the government will establish a Pension
     Reform Advisory Council to provide  practical  feedback on specific pension reform proposals.

     This Budget proposes further steps to reform pensions — steps that are consistent with the principles outlined in the Expert Commission's  report.
     These changes, if passed, would:

     o    simplify and clarify  pension rules faced by members,  pensioners  and spouses in the difficult process of marriage breakdown; and

     o    permit plans to offer phased retirement to allow members at retirement age to continue  working while  receiving a pension and  continuing to accrue pension benefits.

     The      government      will     continue     to     work     with     the
     Federal-Provincial-Territorial  Working Group on Pensions. One of Ontario's
     priorities is to review the tax and  investment  rules  relating to pension plans,  ensuring  these rules  better  reflect  today's  changing  economy.
     Ontario  will also work to finalize a proposed  multilateral  agreement  to
     establish   clear  rules  for  the   administration   and   regulation   of
     multi-jurisdictional pension plans.

     In addition to  reforming  the Pension  Benefits  Act,  the  government  is committed  to  exploring  broader  public  policy  issues  relating  to the adequacy  of  retirement  incomes and the extent of pension  coverage.  The government  regards these issues,  whose profile has been raised due to the
     economic  downturn,  as  central  to  the  pensions  debate.   Through  the
     Federal-Provincial-Territorial  Working  Group on  Pensions,  Ontario  will collaborate  with the federal  government  and its  provincial  partners to review possible strategies to explore these issues.

     Further  details of these  proposed  legislative  and other pension  reform initiatives  are  outlined  in Chapter  III:  Reforming  Ontario's  Tax and
     Pension Systems.

     Towards an Independent and Sustainable Pension Benefits Guarantee Fund

     The  Pension  Benefits  Guarantee  Fund  (PBGF)  was  established  in 1980.
     Although  the  PBGF is  supported  by  assessments  on plan  sponsors,  its assessments and benefits have not been reviewed for many years.

     Ontario's Expert Commission on Pensions recently recommended that the PBGF be examined to determine appropriate fees and guarantees and to ensure it is governed on self-financing principles. The Commission also recommended that "the PBGF should be administered, preferably at arm's length from the pension regulator, by an agency."

     The  government  is taking the prudent step of reviewing  the stability and financial status of the PBGF through an independent  actuarial study —
     the first  since the  PBGF's  inception.  Once the study is  complete,  the government  will consider  establishing  an  independent  PBGF agency.  The government  intends that the PBGF would  operate on sound  principles  with coverage levels and assessments that are sustainable for the long term.

     As part of the process of creating an  independent,  sustainable  PBGF, the government will introduce amendments to the Pension Benefits Act to clarify that the PBGF is a self-sustaining fund, independent of the government. The amendments  would give the government the flexibility to make grants to the
     PBGF,  while also  confirming  that the  government is not required to make either  grants or loans.  The  amendments  would also  confirm the existing regulatory  requirement that the PBGF's liability to guarantee  pensions is limited to the assets of the PBGF.

INVESTING IN CHILDREN AND FAMILIES

     The current global  economic crisis should not prevent society from helping its most vulnerable  members. In fact, there is now an even more compelling need for immediate  measures to support  vulnerable  Ontarians and families affected by the current  economic  downturn.  Reducing poverty gives people opportunities to achieve their potential,  narrows Ontario's prosperity gap and strengthens the economy.

     This Budget continues to support the most vulnerable Ontarians by proposing to accelerate  the phase-in of the Ontario Child  Benefit  (OCB),  increase social  assistance  rates and raise the minimum wage as scheduled.  It also proposes to invest in building stronger and safer communities by:

     o    supporting local community initiatives;

     o    giving youth more access to jobs and training;

     o    building new affordable  housing and renovating  existing  housing for low-income families;

     o    providing  temporary  financial  assistance to help low-income tenants avoid losing their homes; and

     o    retrofitting social housing to help conserve energy.

     These proposed initiatives would advance the government's Poverty Reduction
     Strategy  and  help  families  who have  been  hit hard by these  difficult economic times.

     Accelerating Ontario Child Benefit Payments

     To move  forward on its  Poverty  Reduction  Strategy,  the  government  is proposing to  accelerate  the  phase-in of the OCB by two years,  providing low- and  moderate-income  families  with up to $1,100  annually  per child starting in July 2009 — an 83 per cent increase in the maximum benefit compared to 2008. Currently,  the OCB is scheduled to reach a maximum level of $1,100 annually per child in July 2011. Other OCB program parameters and eligibility requirements would not change.

 -------------------------------------------------------------------------------------------------------------
 Accelerating the Ontario Child Benefit Payment                                                       Table 2
 (Maximum Annual $ Per Child Per Benefit Year(1))
 -------------------------------------------------------------------------------------------------------------
                                                           2008-09       2009-10        2010-11       2011-12
                                                      ------------- ------------- -------------- -------------
 Currently Scheduled OCB Levels                                600           805            900         1,100
 Proposed Accelerated OCB Levels                               600         1,100          1,100         1,100
 Increase due to Proposed OCB Acceleration                       -           295            200             -
 -------------------------------------------------------------------------------------------------------------

 (1) The OCB benefit year is from July 1 to June 30. Source: Ontario Ministry of
     Finance.

 -------------------------------------------------------------------------------------------------------------

     The  proposed   acceleration  would  provide  over  $400  million  more  in children's  benefits  over the next three  years.  As  outlined in previous
     Budgets, adjustments would be made to the Ontario Child Care Supplement for
     Working  Families  (OCCS) and social  assistance  benefits  for children to further consolidate them with the OCB.

     Once the proposed OCB  acceleration is implemented,  families with children would receive up to $500 more per child in OCB payments than in 2008.

     In December 2008, the Poverty Reduction Strategy committed to a maximum OCB level of $1,310  annually  per child  within  five  years.  The  government remains committed to this goal.

     The  government  would also continue to provide  funding  equivalent to the proposed  OCB level for children  and youth in the care of  children's  aid societies.  This support would also  increase to $1,100  annually per child starting in July 2009. The government will introduce legislation to support the administration of these OCB-equivalent payments.

     Community Hubs

     As a component  of the Poverty  Reduction  Strategy,  the  government  will invest $3 million in 2009-10 to help  establish  community hubs in selected low-income  neighbourhoods.  The community hubs will bring together a range of  community  partners  to  identify  and provide  social,  community  and educational supports.

     Supporting Ontarians Receiving Social Assistance

     In this  Budget,  the  government  is proposing to increase the adult basic allowance  and maximum  shelter  allowance  by two per cent in November for
     Ontario  Disability  Support Program recipients and in December for Ontario
     Works recipients.  The initiative would complement the government's Poverty
     Reduction   Strategy  by  improving   the  incomes  of  social   assistance
     recipients. This would include families receiving Temporary Care Assistance and  Assistance  for Children  with Severe  Disabilities,  as well as those living in long-term care homes who receive the comfort allowance.

[Chart 9, bar graph: Supporting Families Through the OCB and Social Assistance]

     A single-parent  family receiving social  assistance with two children aged five and seven would have an  annualized  income of $22,730  —  $1,110 higher than in 2008. This would represent an increase of $5,670,  or 33 per cent, from the family's 2003 annualized income of $17,060 (see Chart 9).

     Taking into account the increase proposed in this Budget, social assistance rates would rise by 11 per cent since the  government  first took office in
     2003.  Municipalities  would not be required to  contribute to the proposed rate increase until January 2010.

     Support for Housing

     The  government is proposing new housing  infrastructure  initiatives  that will  support its Poverty  Reduction  Strategy.  Together  with the federal government, the Province plans to invest:

     o    more than $700  million  over the next two  years for  social  housing rehabilitation and energy retrofits;

     o    more than $360  million to help  create  new  affordable  housing  for low-income seniors and persons with disabilities; and

     o    $175  million  over the next two  years to extend  the  Canada-Ontario
          Affordable Housing Program, which is creating new homes for low-income families,  senior  citizens,  persons living with mental illness,  and victims of domestic violence.

     As part of its Poverty Reduction Strategy, the government is also proposing to provide  more than $5 million  annually  beginning  in 2009-10 to ensure stable funding for municipal rent banks across Ontario.  To help low-income tenants keep their homes,  the government  has invested  nearly $24 million since  2004 to  support  rent  banks.  Provincial  rent  bank  funding  has prevented more than 15,500 evictions to date.

---------------------------------------

MINIMUM WAGE RATES

1995 to 2003             $6.85
February 1, 2004         $7.15
February 1, 2005         $7.45
February 1, 2006         $7.75
February 1, 2007         $8.00
March 31, 2008           $8.75
March 31, 2009           $9.50
March 31, 2010          $10.25

---------------------------------------

     Raising the Minimum Wage

     In the 2007 Budget,  the  government  announced that the minimum wage would rise to $10.25 per hour by 2010.  On March 31, 2009,  the minimum wage will increase by 75 cents per hour as planned.

     Since taking office in 2003,  the government has increased the minimum wage each year to help Ontario's  low-income  workers.  These increases follow a nine-year period during which Ontario's minimum wage was frozen.

     Support for Seniors

     Doubling Senior Homeowners'  Property Tax Grant in 2010

     As announced in the 2008 Ontario  Budget,  the Ontario  Senior  Homeowners'
     Property Tax Grant is  providing  up to $250 to help low- to  middle-income senior  homeowners  pay their 2009 property  taxes.  Starting in 2010,  the maximum  grant amount will be increased to $500.  Over the next five years, the grant will  provide  about $1 billion  in  property  tax relief to over
     600,000 seniors.

     Enhancing  Ontario  Property and Sales Tax Credits for Senior Couples

     Since  2003,  the  government  has made  several  improvements  to  Ontario
     Property and Sales Tax Credits to ensure they better reflect  circumstances facing  low-income  seniors.  This Budget proposes to further enhance these credits to ensure that senior  couples  receiving  the  guaranteed  minimum level of income  from  governments  receive  the full  benefit  from  these credits.

     Starting in 2010,  the  Ontario  Property  and Sales Tax  Credits  would be replaced with a new Ontario Sales Tax Credit and a new Ontario Property Tax
     Credit.

     Increasing Access to Locked-In Accounts

     The Budget also proposes reforms for locked-in accounts to give seniors and other Ontarians more flexibility in accessing the funds in these accounts:

     o    increasing the amount of unlocking  permitted from Ontario Life Income
          Funds (LIFs) from 25 to 50 per cent; and

     o    providing a two-year waiver of fees for  financial-hardship  unlocking applications.

     For further  details on support for  seniors,  see Chapter  III:  Reforming
     Ontario's Tax and Pension Systems.

BRINGING FAIRNESS TO ONTARIO

     Since  2003,  the  government  has led a campaign to achieve  fairness  for
     Ontario. The federal government has responded to some of Ontario's concerns and both levels of government  are taking action to help Ontarians meet the current  economic  challenges.  In  these  times of  economic  uncertainty,
     Ontarians expect governments at all levels to work together.

     Ontario  has  fought  to ensure  that  federal  funding  for  health  care, postsecondary  education and social  services,  provided through the Canada
     Health  Transfer  (CHT)  and  Canada  Social  Transfer  (CST),  treats  all
     Canadians  equally.  In 2007-08,  the federal government began transferring the CST on an equal per capita basis.

     Compared to 2008-09,  Ontario will increase  health sector spending by over
     $1.8  billion,  supported  by a $841  million  increase  to  Ontario's  CHT payment. This CHT increase includes $489 million in 2009-10 to give Ontario per capita funding equal to the other provinces that receive  Equalization.
     This  increase  in the  CHT  provides  support  to  Ontario  hospitals  and increased funding to the Ontario Health Insurance Plan (OHIP) program.

     In 2009-10,  Ontario will also receive a $347 million  Equalization payment
     —  an amount  equivalent  to the  disappearing  federal  funding  that supports public transit and reductions in medical wait times.

     While the Province has a plan to  strengthen  Ontario's  economy and create new jobs, it can do much more, much faster, in partnership with the federal government.

     The Need for a Federal Partner to Support Ontario's Workers

[Chart 10, bar graph: Ontario a Large Net Contributor to El in 2008]

     Despite  recent  improvements  to the  program,  Ontario's  concerns  about
     Employment  Insurance  (EI)  remain.  Almost  70  per  cent  of  unemployed
     Ontarians do not receive EI total regular  benefits,  primarily because the program is not  designed to meet the  changing  needs of  Ontario's  labour force. In 2008, total regular benefits per unemployed person were $5,490 in
     Ontario,  versus an  average  of $9,560 in the  other  provinces  —  a difference of $4,070, or 43 per cent less.

     Ontario workers and employers contribute more to the federal EI program than do those in any other province in Canada. Ontarians have contributed disproportionately to the EI program for years and are now asking to make use of that investment. Further, Ontario's share of total EI funding for employment and training services is expected to be about 30 per cent next year, up from 27 per cent in 2008-09. However, this improvement will lapse after two years and remains much lower than Ontario's 42 per cent share of
     Canada's unemployed workers.

     Ontario calls on the federal government to ensure Ontarians have equitable access to the EI program, especially during these difficult economic times.
     The federal government should also review and change the current EI funding formula for training programs to reflect current labour market conditions.

     The Need for a Federal Partner in Early Learning and Child Care

     In 2006, the federal government  unilaterally terminated the Early Learning and Child Care  agreement.  With the last federal  payment made in 2006-07,
     Ontario has been able to support  almost 8,500 child care spaces across the province, through to 2009-10.

     However,  beginning in 2010-11,  a commitment  of ongoing  support from the federal  government is essential if Ontario is to maintain these child care spaces.  Ontario calls on the federal government to reconsider its decision to  terminate  the  agreement.  The federal  government  must  initiate new funding measures to support child care.

COMPETITIVE GOVERNMENT

     Despite the fiscal  challenges  arising  from the  economic  downturn,  the government will not compromise vital public services.  In fact, its prudent management is preserving jobs and protecting services.

     The  government  has  already  made  significant   headway  in  modernizing
     government  and  managing  expenditure  growth.  Through  more  streamlined processes,  lower  administrative  costs,  better  use of  technology,  and ongoing  cost-avoidance  and  cost-reduction  initiatives,  the  government identified  reportable savings of $806 million in its 2007 Budget.  Ongoing efficiency  initiatives  reduced  the  overall  cost of Ontario  government administration from 15 per cent of all government spending in 2003-04 to 12 per cent in 2007-08, the second-best efficiency rate in Canada.

     Efficiencies  are also found in the  government's  day-to-day  interactions with the  public.  Through  the recent  pre-budget  consultations,  new and innovative  ways of interacting and consulting with the public were piloted by the  Minister  of  Finance.  Contact  North  is a  network  of  distance education  and  training  access  centres  bridging 90  communities  across northern Ontario.  The pilot enabled the Minister to consult with more than one  community  at  the  same  time.  Due  to its  success,  Contact  North technology  will be more broadly used in future  government  consultations, thereby  reducing  travel  costs and  engaging  more  Ontarians  across the province.

     In the 2008 Ontario  Economic  Outlook and Fiscal  Review,  the  government implemented new expenditure management measures and saved an estimated $111 million in the last five months of fiscal  2008-09,  exceeding its original target  by  almost $3  million.  This was  bolstered  by  measures  such as reducing travel and consulting  costs;  freezing the purchase of government vehicles;  freezing  the  existing  government  real estate  footprint  and leasehold improvements;  and increasing green workplace practices to reduce printing,  photocopying and fax costs.  Total Provincial expense in 2008-09 has been held to growth of only 0.8 per cent compared to 2007-08,  and only
     1.2 per cent higher than the 2008 Budget  forecast  —  reflecting  the government's  commitment to contain  spending  while  protecting key public services during this time of economic uncertainty.

     In addition to the efficiency measures introduced in the fall of 2008, this
     Budget takes  another step forward in managing the  Province's  finances by introducing a $1 billion efficiency target in 2011-12.

     The government has already achieved significant  savings.  Building on this success,  innovative efficiency practices and managing overall expenditures will help the government balance the budget by 2015-16.  Excluding non-core spending,  such as  immediate  measures  to protect and create  jobs,  core program  expense  growth  will be held to 3.6 per cent on average  annually between 2008-09 and 2011-12,  lower than the projected 3.8 per cent average annual  growth rate for revenue  over the same period.  Similarly,  program expense will be held to 2.3 per cent annual average growth between  2011-12 and 2015-16,  lower than the 4.6 per cent growth projected for revenue over the same period.

     In December  2008, the government  further  demonstrated  its commitment to prudent  use of  taxpayer  dollars by  announcing  measures  that  restrain spending on public  salaries.  Deputy ministers and senior managers earning
     $150,000 or more  annually  will have their  base-salary  and  salary-range increases limited to 1.5 per cent in 2009-10.  This Budget proposes changes to the Legislative Assembly Act that, once enacted, would freeze the annual salary of Members of the  Provincial  Parliament at their current level for that year.

     Last  fall,  the size of the  Ontario  Public  Service  (OPS) was frozen at
     68,645  full-time  equivalent  staff.  This Budget  takes a further step at making the OPS more  efficient  by reducing  its size by five per cent over three years through attrition and other measures. The government recognizes the  important  work of its public  service to deliver  vital  services  to citizens and in showing leadership during times of economic hardship.

     The government is also proposing  amendments to the Government  Advertising
     Act, 2004 to clarify certain sections. Under the amendments, members of the
     Executive  Council  would not be  allowed to appear in  television,  radio, print,  cinema and transit  advertisements,  paid for by the  government of
     Ontario or printed material paid to be distributed to households in Ontario by the government of Ontario.

     The  government  will also  propose  amendments  to the Ontario  Provincial
     Police Collective Bargaining Act, 2006 and Police Services Act to implement agreements reached with the government's bargaining agents, modernizing the labour relations framework for the OPS.

     Investing in eHealth

     In September 2008, the government  launched a new agency,  eHealth Ontario, to lead  implementation of a coordinated  eHealth strategy and the creation of an electronic  health record for  Ontarians by 2015.  Electronic  health care records will enable  better  sharing of health  information  that will improve patient care and create a more effective and cost-efficient  health care system.

     Ontario's   eHealth  strategy  will  initially  focus  on  achieving  three priorities:

     o    building a diabetes  registry to help people with  diabetes  and their health care providers to control and manage diabetes more  effectively in order to reduce associated complications and costs;

     o    implementing online management of prescription medications to minimize preventable adverse drug reactions; and

     o    developing  an  eReferral  and Resource  Matching  system in Ontario's hospitals  in order to better  manage  wait  times in their  emergency departments  and to expedite  patient  referrals to  appropriate  care settings.

     These  initiatives  will lead  towards the  improvement  of quality of care received by Ontarians, improve outcomes and help manage health care costs.

     OntarioBuys

     In the 2004  Budget,  the  government  launched  OntarioBuys,  an important initiative  to reduce the  overall  costs of broader  public  sector  (BPS)
     procurement and redirect savings to front-line services.

     OntarioBuys is an innovative  program designed to find savings from the $10 billion that the BPS spends each year purchasing  goods and services.  With the health sector  accounting  for more than 40 per cent of that  spending,
     OntarioBuys  initiatives  have so far  predominantly  focused on hospitals'
     efforts  to  automate  supply  chain  processes,  reduce  duplication,  and standardize product sourcing, purchasing and payment.

     These  institutions  saved  money,   improved  productivity  and  freed  up
     much-needed funds to support front-line service.  To date,  OntarioBuys has helped BPS  entities  redirect  $45 million in savings  towards  front-line services and is tracking to $100 million in annual savings by 2011-12.

     As a major step forward in fiscal accountability, the government of Ontario
     will  propose   legislation  to  expand  the  OntarioBuys   program.   This
     legislation  would  build on the  success of  collaborative  purchasing  by bringing  together more BPS partners to leverage the benefits of innovative supply chain leading  practices,  reduce supply costs and redirect  savings towards vital public  services.  All major BPS entities funded by Ontario's taxpayers  would be included  under the proposed  legislation,  which would require the  majority of BPS  entities to  collaborate  when buying  common goods and services. Through the strengthened mandate of OntarioBuys,  it is anticipated  that this  coordinated and integrated  approach to procurement would result in $200 million in annual savings within the first three years of operation.  This approach makes sense at a time when operational dollars for BPS partners are so precious.

     The BPS holds significant  purchasing power, and this legislation would use
     that  purchasing  power  to  benefit   Ontarians.   By  mandating   certain
     procurement activities,  such as buying goods and services collaboratively, the government of Ontario would not only drive down costs while maintaining
     —  and even improving —  the quality of front-line  services,  it could also facilitate initiatives that are important to Ontarians,  such as the purchase of green products and services.